# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lionsgate Studios Corp., CIK 0002052959
CUSIP: 53626N102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Date of event which requires filing of this statement: 05/06/2025
Filed by CIK 0001277742
Persons authorized to receive notices and communications: Janet Yeung, MHR Fund Management LLC, 40 West 57th Street, Floor 24, New York, New York (NY), 10019, (212) 262-0005

## Reporting persons
- MHR INSTITUTIONAL PARTNERS III LP (CIK 0001391121): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 25,173,882; shared voting power 0; sole dispositive power 25,173,882; shared dispositive power 0; aggregate amount beneficially owned 25,173,882 (8.8% of the class)
- MHR Institutional Advisors III LLC (CIK 0001391563): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 25,173,882; shared voting power 0; sole dispositive power 25,173,882; shared dispositive power 0; aggregate amount beneficially owned 25,173,882 (8.8% of the class)
- MHR Fund Management LLC (CIK 0001277742): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 37,648,498; shared voting power 0; sole dispositive power 37,648,498; shared dispositive power 0; aggregate amount beneficially owned 37,648,498 (13.2% of the class)
- MHR HOLDINGS LLC (CIK 0001552702): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 37,648,498; shared voting power 0; sole dispositive power 37,648,498; shared dispositive power 0; aggregate amount beneficially owned 37,648,498 (13.2% of the class)
- Mark H. Rachesky, M.D. (CIK 0001194368): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 37,867,658; shared voting power 0; sole dispositive power 37,867,658; shared dispositive power 0; aggregate amount beneficially owned 37,867,658 (13.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Lionsgate Studios Corp.
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to common shares without par value (the "Common Shares") of Lionsgate Studios Corp. (the "Issuer"), a British Columbia, Canada corporation with principal offices located at 250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8 and 2700 Colorado Avenue, Santa Monica, California 90404.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"): (1) MHR Institutional Partners III LP ("Institutional Partners III"); (2) MHR Institutional Advisors III LLC ("Institutional Advisors III"); (3) MHR Fund Management LLC ("Fund Management"); (4) MHR Holdings LLC ("MHR Holdings"); and (5) Mark H. Rachesky, M.D. ("Dr. Rachesky").

This Statement relates to securities beneficially owned by each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies ("Master Account"), MHR Capital Partners (100) LP ("Capital Partners (100)"), MHR Institutional Partners II LP ("Institutional Partners II"), MHR Institutional Partners IIA LP ("Institutional Partners IIA"), Institutional Partners III, and MHR Institutional Partners IV LP ("Institutional Partners IV"), each (other than Master Account) a Delaware limited partnership. MHR Advisors LLC ("Advisors") is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the Common Shares held for the accounts of each of Master Account and Capital Partners (100). MHRC LLC, a Delaware limited liability company ("MHRC") is the managing member of Advisors and, in such capacity, may be deemed to beneficially own any Common Shares that are deemed to be beneficially owned by Advisors. MHR Institutional Advisors II LLC ("Institutional Advisors II") is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the Common Shares held for the accounts of each of Institutional Partners II and Institutional Partners IIA. MHRC II LLC, a Delaware limited liability company ("MHRC II"), is the managing member of Institutional Advisors II and, in such capacity, may be deemed to beneficially own any Common Shares that are deemed to be beneficially owned by Institutional Advisors II. Institutional Advisors III is the general partner of Institutional Partners III, and, in such capacity, may be deemed to beneficially own the Common Shares beneficially owned by Institutional Partners III. MHR Institutional Advisors IV LLC ("Institutional Advisors IV") is the general partner of Institutional Partners IV, and, in such capacity, may be deemed to beneficially own the Common Shares beneficially owned by Institutional Partners IV. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III and Institutional Partners IV and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Common Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Common Shares reported herein which are beneficially owned by each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III, and Institutional Partners IV. MHR Holdings, a Delaware limited liability company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own any Common Shares that are deemed to be beneficially owned by Fund Management.

Dr. Rachesky is the managing member of MHRC, MHRC II, Institutional Advisors III, Institutional Advisors IV and MHR Holdings and, in such capacity, may be deemed to beneficially own the Common Shares held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III, and Institutional Partners IV.
Residence or business address: Each Reporting Person's principal business address is 40 West 57th Street, Floor 24, New York, NY, 10019.
Present principal occupation or employment: (1) The principal business of Institutional Partners III is investment in securities. (2) Institutional Advisors III is a Delaware limited liability company and the general partner of Institutional Partners III. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. (3) The principal business of Fund Management is to provide management and advisory services to Institutional Partners III and other affiliated entities. (4) MHR Holdings is a Delaware limited liability company and the managing member of Fund Management. The principal business of MHR Holdings is to serve as the managing member of Fund Management. (5) Dr. Rachesky is the managing member of Institutional Advisors III and MHR Holdings. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Institutional Partners III, Institutional Advisors III, Fund Management, and MHR Holdings are organized under the laws of the State of Delaware. Dr. Rachesky is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons received the Common Shares reported in this Schedule 13D as a result of the completion of the Separation Transactions (as defined below) contemplated by that certain Arrangement Agreement, dated as of January 29, 2025, as amended by an amending agreement dated as of March 12, 2025, by and among Starz Entertainment Corp. (f/k/a Lions Gate Entertainment Corp.), a British Columbia corporation ("Starz" or "Old Lionsgate"), Lionsgate Studios Corp. (formerly known as Lionsgate Studios Holding Corp.), a British Columbia corporation (the "Issuer" or "New Lionsgate"), Lionsgate Studios Holding Corp. (formerly known as Lionsgate Studios Corp.), a British Columbia corporation ("Legacy LG Studios") and LG Sirius Holdings ULC, a British Columbia unlimited liability corporation that was voluntarily dissolved in accordance with Section 314 of the Business Corporations Act (British Columbia) and the regulations made thereunder ("LG Sirius") (the agreement, as amended, the "Arrangement Agreement"). At all times prior to the completion of the Separation Transactions (as defined below), Starz is hereinafter referred to as Old Lionsgate.

The Arrangement Agreement provided for the implementation of a plan of arrangement (the "Plan of Arrangement") that resulted in the separation of the motion picture and television studio operations (the "LG Studios Business"), from the other businesses of Old Lionsgate, including the STARZ-branded premium subscription platforms (the "Starz Business"), through a series of transactions (the "Separation Transactions") that resulted in the pre-transaction shareholders of Old Lionsgate owning shares in two separately traded public companies: (1) Starz, which holds, directly and through subsidiaries, the Starz Business, and (2) the Issuer, which holds, directly and through subsidiaries, the LG Studios Business.

In connection with the completion of the Separation Transactions, among other things, each outstanding Class A voting common share of Old Lionsgate held by the Reporting Persons and their respective affiliates pre-completion was converted, through a series of steps, into one and twelve one-hundredths (1.12) Common Shares of the Issuer and each outstanding Class B common share of Old Lionsgate held by the Reporting Persons and their respective affiliates pre-completion was converted, through a series of steps, into one Common Share of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the Common Shares reported on this Schedule 13D were acquired for investment purposes. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and as part of this ongoing review to evaluate various alternatives that are or may become available with respect to the Issuer and its securities. Except as otherwise set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2 hereof, has any plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

(a) The Reporting Persons may from time to time and at any time (in accordance with any trading policy of the Issuer or its subsidiaries and affiliates that may then be applicable to the Reporting Persons) in their sole discretion acquire, or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose, or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through public or private transactions or otherwise. In addition to the foregoing, certain of the Reporting Persons are pursuing various alternatives with respect to the Issuer's securities in order to create liquidity opportunities for limited partners of certain of such Reporting Persons. Among the alternatives being pursued, such Reporting Persons are considering forming a continuation vehicle or other special purpose vehicle that would continue to be controlled by certain of the Reporting Persons that would enable existing limited partners to achieve liquidity or continue their indirect investment in the Issuer, making an in-kind distribution to certain limited partners of certain of such Reporting Persons, or effecting a public or private transaction. The timing, and whether and how these alternatives can be effected, will depend on transaction and market terms and conditions, as well as legal, regulatory and other factors.

The Reporting Persons reserve the right to and may, from time to time and at any time, in their sole discretion, formulate and implement other purposes, plans or proposals regarding the Issuer or any of its subsidiaries or affiliates or any of their equity or debt securities or instruments that relate to or would result in the occurrence of any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D as the Reporting Persons may deem advisable in their sole discretion. The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 6 to this Schedule 13D is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages set forth below are calculated based on 285,688,681 Common Shares outstanding as of May 6, 2025, as reported by the Issuer to the Reporting Persons.

(a)(i) Master Account may be deemed to be the beneficial owner of 2,385,199 Common Shares held for its own account (approximately 0.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 310,381 Common Shares held for its own account (approximately 0.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Advisors may be deemed to be the beneficial owner of 2,695,580 Common Shares (approximately 0.9% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 2,385,199 Common Shares held for the account of Master Account and (B) 310,381 Common Shares held for the account of Capital Partners (100).

(iv) MHRC may be deemed to be the beneficial owner of 2,695,580 Common Shares (approximately 0.9% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in Item 5(a)(iii) by virtue of MHRC's position as the managing member of Advisors.

(v) Institutional Partners II may be deemed to be the beneficial owner of 1,469,450 Common Shares held for its own account (approximately 0.5% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi) Institutional Partners IIA may be deemed to be the beneficial owner of 3,701,988 Common Shares held for its own account (approximately 1.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vii) Institutional Advisors II may be deemed to be the beneficial owner of 5,171,438 Common Shares (approximately 1.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 1,469,450 Common Shares held for the account of Institutional Partners II and (B) 3,701,988 Common Shares held for the account of Institutional Partners IIA.

(viii) MHRC II may be deemed to be the beneficial owner of 5,171,438 Common Shares (approximately 1.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in Item 5(a)(vii) by virtue of MHRC II's position as the managing member of Institutional Advisors II.

(ix) Institutional Partners III may be deemed to be the beneficial owner of 25,173,882 Common Shares held for its own account (approximately 8.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(x) Institutional Advisors III may be deemed to be the beneficial owner of 25,173,882 Common Shares (approximately 8.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 25,173,883 Common Shares held for the account of Institutional Partners III.

(xi) Institutional Partners IV may be deemed to be the beneficial owner of 4,607,598 Common Shares held for its own account (approximately 1.6% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xii) Institutional Advisors IV may be deemed to be the beneficial owner of 4,607,598 Common Shares (approximately 1.6% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 4,607,598 Common Shares held for the account of Institutional Partners IV.

(xiii) Fund Management may be deemed to be the beneficial owner of 37,648,498 Common Shares (approximately 13.2% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of Fund Management's investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III, and Institutional Partners IV.

(xiv) MHR Holdings may be deemed to be the beneficial owner of 37,648,498 Common Shares (approximately 13.2% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of MHR Holding's position as the managing member of Fund Management and Fund Management's investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III, and Institutional Partners IV.

(xv) Dr. Rachesky may be deemed to be the beneficial owner of 37,867,658 Common Shares (approximately 13.3% of the total number of shares of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (a) all of the Common Shares otherwise described in this Item 5 by virtue of Dr. Rachesky's position as the managing member of each of MHRC, MHRC II, Institutional Advisors III, Institutional Advisors IV and MHR Holdings and (b) 219,160 Common Shares held directly.
Number of shares as to which each person has sole or shared power to vote or dispose:
(b)(i) Master Account may be deemed to have (x) the sole power to direct the disposition of 2,385,199 Common Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 2,385,199 Common Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 310,381 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 310,381 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 2,695,580 Common Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 2,695,580 Common Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) MHRC may be deemed to have (x) the sole power to direct the disposition of 2,695,580 Common Shares which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 2,695,580 Common Shares which may be deemed to be beneficially owned by MHRC as described above.

(v) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,469,450 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 1,469,450 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(vi) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 3,701,988 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 3,701,988 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vii) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 5,171,438 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 5,171,438 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(viii) MHRC II may be deemed to have (x) the sole power to direct the disposition of 5,171,438 Common Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 5,171,438 Common Shares which may be deemed to be beneficially owned by MHRC II as described above.

(ix) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 25,173,882 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 25,173,882 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(x) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 25,173,882 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 25,173,882 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(xi) Institutional Partners IV may be deemed to have (x) the sole power to direct the disposition of 4,607,598 Common Shares which may be deemed to be beneficially owned by Institutional Partners IV as described above, and (y) the sole power to direct the voting of 4,607,598 Common Shares which may be deemed to be beneficially owned by Institutional Partners IV as described above.

(xii) Institutional Advisors IV may be deemed to have (x) the sole power to direct the disposition of 4,607,598 Common Shares which may be deemed to be beneficially owned by Institutional Advisors IV as described above, and (y) the sole power to direct the voting of 4,607,598 Common Shares which may be deemed to be beneficially owned by Institutional Advisors IV as described above.

(xiii) Fund Management may be deemed to have (x) the sole power to direct the disposition of 37,648,498 Common Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 37,648,498 Common Shares which may be deemed to be beneficially owned by Fund Management as described above.

(xiv) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 37,648,498 Common Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 37,648,498 Common Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xv) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 37,867,658 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 37,867,658 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.
Transactions in the class effected during the past sixty days: See Item 6 of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds:
(d)(i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(v) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(v) The partners of Institutional Partners IV, including Institutional Advisors IV, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners IV in accordance with their partnership interests in Institutional Partners IV.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the closing of the Separation Transactions, on May 6, 2025, the Issuer, Fund Management and certain of its affiliates, Liberty Global Ventures Limited, a limited company organized under the laws of England and Wales ("Liberty Global") and Liberty Global Ltd., an exempted company limited by shares organized under the laws of Bermuda ("Liberty Parent" and together with Liberty Global, "Liberty"), entered into an amended and restated investor rights agreement (the "LG Studios Investor Rights Agreement").

The LG Studios Investor Rights Agreement provides that (1) for so long as funds affiliated with Fund Management beneficially own at least 10,000,000 Common Shares in the aggregate, the Issuer will include three designees of Fund Management (at least one of whom will be an independent director and will be subject to approval of the Issuer's board) on its slate of director nominees for election at each future annual meeting of the Issuer's shareholders, (2) for so long as funds affiliated with Fund Management beneficially own at least 7,500,000, but less than 10,000,000, Common Shares in the aggregate, the Issuer will include two designees of Fund Management on its slate of director nominees for election at each future annual meeting of the Issuer's shareholders, and (3) for so long as funds affiliated with Fund Management beneficially own at least 5,000,000, but less than 7,500,000, Common Shares in the aggregate, the Issuer will include one designee of Fund Management on its slate of director nominees for election at each future annual meeting of the Issuer's shareholders. The initial designees of Fund Management are Dr. Mark H. Rachesky, Emily Fine and John Harkey (who is designated as an independent director).

Under the LG Studios Investor Rights Agreement, the Issuer has also agreed to provide Fund Management and Liberty with certain pre-emptive rights on Common Shares of the Issuer (or securities that are convertible or exercisable into or exchangeable for Common Shares) that the Issuer may issue in the future for cash consideration.

In connection with the execution of the LG Studios Investor Rights Agreement, on May 6, 2025, the Issuer, Fund Management and certain of its affiliated funds, and Liberty entered into a Voting and Standstill Agreement (the "LG Studios Voting Amendment").

Pursuant to the LG Studios Voting Amendment, Fund Management and Liberty have agreed that for so long as any of them have the right to nominate at least one representative to the Issuer's board, each of them will vote any Common Shares owned by them and their respective controlled affiliates in favor of each of the other's respective director nominees, subject to certain exceptions set forth in the Voting and Standstill Agreement.

In connection with the closing of the Separation Transactions, on May 6, 2025, the Issuer, and certain affiliates of Fund Management entered into a registration rights agreement (the "LG Studios Registration Rights Agreement").

The LG Studios Registration Rights Agreement provides that the affiliated funds of Fund Management are entitled to two demand registration rights to request that the Issuer register all or a portion of their Common Shares. In addition, in the event that the Issuer proposes to register any of the Issuer's equity securities or securities convertible into or exchangeable for the Issuer's equity securities, either for its own account or for the account of other security holders, the applicable affiliates of Fund Management will be entitled to certain "piggyback" registration rights allowing them to include their shares in such registration, subject to customary limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to a registration statement on Forms S-4 or S-8 or certain other exceptions, the applicable affiliates of Fund Management will be entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

The registration rights described above of the applicable affiliates of Fund Management will terminate on the first anniversary of the date that they both (i) beneficially owns less than 28,568,868 Common Shares (which amount represents approximately 10% of the Common Shares outstanding as of May 6, 2025), subject to equitable adjustment and (ii) ceases to have a designated representative on the Issuer's board.

The foregoing descriptions of the LG Studios Investor Rights Agreement, the LG Studios Voting Agreement, and the LG Studios Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibit 99.1 through Exhibit 99.3 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 LG Studios Investor Rights Agreement, by and among Fund Management, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.11 to the Form 8-K filed on May 7, 2025).

99.2 LG Studios Voting Agreement, by and among Fund Management, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.8 to the Form 8-K filed on May 7, 2025).

99.3 LG Studios Registration Rights Agreement, by and among Fund Management, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.9 to the Form 8-K filed on May 7, 2025).

99.4 Joint Filing Agreement, dated as of May 8, 2025, by and among Institutional Partners III, Institutional Advisors III, Fund Management, Holdings, and Dr. Rachesky.

## Signatures
- MHR INSTITUTIONAL PARTNERS III LP: /s/ Janet Yeung, Authorized Signatory (05/08/2025)
- MHR Institutional Advisors III LLC: /s/ Janet Yeung, Authorized Signatory (05/08/2025)
- MHR Fund Management LLC: /s/ Janet Yeung, Authorized Signatory (05/08/2025)
- MHR HOLDINGS LLC: /s/ Janet Yeung, Authorized Signatory (05/08/2025)
- Mark H. Rachesky, M.D.: /s/ Janet Yeung, Attorney-in-Fact (05/08/2025)